

14040084

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
WASHINGTON PROCESSING
MAR 0 4 2014
189

SEC FILE NUMBER
8- 53392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olympus Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Changebridge Road, Suite B1

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

Montville	NJ	07045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ivan Greenstein   212-661-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC

(Name – if individual, state last, first, middle name)

6 East 45th Street, 10th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James Carrazza_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Olympus Securities, LLC_____, as of _____December 31_____, 20 _13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



OLYMPUS SECURITIES, LLC

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2013

OLYMPUS SECURITIES, LLC
Table of Contents



Ad3ptus

Adeptus Partners, LLC

Accountants | Advisors

733 Route 35 North

Ocean, NJ 07712

phone 732.745.8800

fax 732.663.0090

www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT

**To the Member of
Olympus Securities, LLC
Montville, New Jersey**

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Olympus Securities, LLC (the Company), as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympus Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Offices:

New York City

Long Island

New Jersey

1



Ad3ptus

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital (page 11) is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Adeptus Partners LLC

Ocean, New Jersey
February 25, 2014

Olympus Securities, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	26,560
Accounts receivable		390
Equity securities owned, at fair value		9,520
Due from clearing brokers		396,965
Premises and equipment, net		17,227
Security deposit		1,000
TOTAL ASSETS	$	451,662

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	12,685
Due to clearing brokers		260,743
Total Liabilities		273,428
Member's Equity		178,234
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	451,662

The accompanying notes are an integral part of this financial statement.

Olympus Securities, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenue

Net realized and unrealized gains on investment trading	$	10,609
Commission income		171,550
Fee income		504,550
Interest, dividend and other income		8,733
Total Revenue		695,442

Expenses

Commission expense	365,320
Market research costs	61,812
Rent expense	2,000
Compensation and benefits	1,093
Insurance expense	52,200
Clearance charges	51,959
Professional fees	22,392
Office expense	8,175
Utilities	5,072
Registration fees	12,136
Telephone expense	10,290
Outside services	1,674
Employee expense	2,675
SIPC expense	4,095
Depreciation and amortization	5,300
Miscellaneous expenses	2,293
Total Expenses	608,486
Net income	$ 86,956

The accompanying notes are an integral part of this financial statement.

Olympus Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

Balance - December 31, 2012	$	206,701
Distributions		(115,423)
Net income		86,956
Balance - December 31, 2013	$	178,234

Olympus Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	86,956
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		5,300
Net change in operating assets and liabilitites:		
(Increase) in accounts receivable		(390)
Decrease in debt securities owned		4,608
Decrease in due from clearing brokers		66,243
(Decrease) in accounts payable and accrued expenses		(7,827)
(Decrease) in due to clearing brokers		(13,230)
Net cash provided by operating activities		141,660
Cash flows from investing activities:		
Acquisition of premises and equipment		(2,077)
Cash flows from financing activities:		
Distributions		(115,423)
Increase in cash		24,160
Cash, beginning of year		2,400
Cash, end of year	$	26,560

The accompanying notes are an integral part of this financial statement.

6

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Olympus Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) PREMISES AND EQUIPMENT, NET

Property and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements. The member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

For the year ended December 31, 2013, the Company has evaluated subsequent events for potential recognition or disclosure through February 25, 2014, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $153,959 and $100,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2013, the Company's net capital ratio was .08 to 1.

Note 3. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2013 consists of the following:

Leasehold improvements	$ 32,580
Computers and equipment	33,219
	65,799
Less: Accumulated depreciation and amortization	(48,572)
Premises and equipment, net	$ 17,227

Note 4. COMMITMENTS AND CONTINGENCIES

The Company rents office space from a related party under an informal and discretionary arrangement. Rent expense charged to operations for the year ended December 31, 2013 was $2,000. In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings are covered by the Company's insurance policies and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:   Quoted market prices in active markets for identical assets and liabilities.

Level 2:   Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3:   Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$ 9,520	$ --	$ 9,520

The Company had no transfers between any levels during the year ended December 31, 2013.

The Company's financial instruments, including cash, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at reputable financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

Olympus Securities, LLC
Computation of Net Capital Pursuant to
 SEC Uniform Net Capital Rule 15c3-1
December 31, 2013

Credit:		
Member's Equity	$	178,234
Debits:		
Nonallowable assets:		
Premises and equipment, net		17,227
Other assets		1,000
Total debits		18,227
Net capital before haircuts		160,007
Haircuts on securities positions		6,048
Net Capital		153,959
Minimum requirements of 6-2/3% of aggregate indebtedness of $12,685 or SEC requirement of $100,000, whichever is greater		100,000
Excess net capital	$	53,959
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	12,685
Total aggregate indebtedness	$	12,685
Percentage of Aggregate Indebtedness to Net Capital		.08 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2013.



Adeptus Partners, LLC

Accountants | Advisors

733 Route 35 North

Ocean, NJ 07712

phone 732.745.8800

fax 732.663.0090

www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member of
Olympus Securities, LLC
Montville, New Jersey

In planning and performing our audit of the financial statements of Olympus Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Offices:

New York City

Long Island

New Jersey



Ad3ptus

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole member, management, and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

Ocean, New Jersey
February 25, 2014



Adeptus Partners, LLC

Accountants | Advisors

733 Route 35 North

Ocean, NJ 07712

phone 732.745.8800

fax 732.663.0090

www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Olympus Securities, LLC
Montville, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Olympus Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC to assist you and other specified parties in evaluating Olympus Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Olympus Securities, LLC's management is responsible for Olympus Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2013 to December 31, 2013, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared the adjustments reported on Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners LLC

Ocean, New Jersey
February 25, 2014

Offices:

New York City

Long Island

New Jersey

14

Olympus Securities, LLC
Schedule of Assessment and Payments to the Securities Investor Protection
  Corporation (SIPC) Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2013

General Assessment	$	1,606
Less:		
Payment made with SIPC-6 on July 13, 2013		447
Remaining assessment balance due at December 31, 2013	$	1,159
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	642,338
General assessment @ .0025	$	1,606

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 14.

15